UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           INTERNET CABLE CORPORATION
                 ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

           NEVADA                                        87-0540291
--------------------------------            ------------------------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                              Second Floor
                             263 King Street
                        Charleston, South Carolina                29401
               ---------------------------------------         ----------
               (Address of principal executive offices)        (Zip Code)

 Issuer's telephone number  (843) 722-8007
                            --------------

 Securities to be registered under Section 12(b) of the Act:

 Not applicable

 Securities to be registered under Section 12(g) of the Act:

 Common Stock, $.001 par value per share


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               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

This registration statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and
Section 27A of the Securities Act of 1933, as amended, and is subject to the safe harbors created by those sections. These forward-looking statements are subject to significant risks and uncertainties, including information included under Items 1 and 2 of this registration statement, which may cause actual results to differ materially from those discussed in such forward-looking statements. The forward-looking statements within this registration statement are identified by words such as "believes", "anticipates", "expects", "intends", "may", "will" and other similar expressions regarding the Company's intent, belief and current expectations. However, these words are not the exclusive means of identifying such statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances and statements made in the future tense are forward-looking statements. Readers are cautioned that actual results may differ materially from those projected in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of this registration statement with the SEC. Readers are urged to carefully review and consider the various disclosures made by the Company in this registration statement.

ITEM 1. DESCRIPTION OF BUSINESS:


        BUSINESS DEVELOPMENT SINCE INCEPTION-

              Internet Cable Corporation (the "Company") was incorporated in Nevada on February 15, 1995, under the name of Firenze, Ltd. The Company's founders were B.A. Rothchild, E.J. Rothchild and Charles Ellington III, none of whom have not been associated in any capacity with the Company since 1997. The Company changed its name to Internet Cable Corp. on July 15, 1997 and then to Internet Cable Corporation on September 12, 1997. For a period of approximately two months in 1997, stock certificates for the Company were issued under the name of Internet Channel Corporation, based upon management's intent to change the Company's name to that name and a premature notice of name change to the transfer agent, but the change of name was never filed with the State of Nevada. The Company was originally organized for the purpose of engaging in the cosmetics business. In October 1995, the Company changed its business focus to the telecommunications sector with the acquisition of licenses for cellular telephone software technology, which were subsequently rescinded. The Company refocused its business in March 1997 on high speed Internet access via cable television lines, commonly known as data-over-cable communication.

              At incorporation, the Company was authorized to issue 50,000,000 common shares, 5,000,000 Class A common shares and 5,000,000 shares of preferred stock. The Company completed a 1-20 reverse stock split on March 17, 1997, another reverse stock split of 1-20 on September 1, 1997 and a 3-2 forward stock split of its common shares on December 31, 1997.


                                       1
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        BUSINESS-

              The Company is a high speed Internet cable modem services provider. Cable modems connect personal computers to the Internet through cable television coaxial wiring via a standard Ethernet connection. The Company is also a reseller of its excess bandwidth to businesses in the Charleston and Columbia, South Carolina metropolitan areas for high speed data transmission. The Company has begun the installation of a cable television system, which it will own and operate, in an apartment development in the Columbia area. The Company operates a point of presence ("POP") in Charleston and Columbia. The Company has signed a contract to evaluate and supervise the upgrade of cable infrastructure at sixty-five resort hotels in China, for which it also will provide Internet content and operate a reservation system. The Company intends to pursue acquisitions of operating businesses which provide cable engineering and installation services which the Company currently contracts with others to provide in the upgrading and installation of cable infrastructure. The Company's use of broadband technology offers a high-performance and cost-effective bundle of data and telecommunications services to consumers and businesses.

              Residential subscribers access the Company's Cablewave(TM) service primarily through high-speed cable modems, which attach their personal computers via a standard Ethernet connection, while businesses can also connect through telecommunications networks. Although peak data transmission speed of a cable modem depends on the specific model and can approach 10-27 megabits per second downstream and 2-10 megabits per second upstream, the performance subscribers actually experience is often constrained by the capacity of their personal computers, the capacity of the server being accessed and the type of network architecture utilized. The Company uses a cable television return path which eliminates the need for a second telephone line that is required by most other data-over-cable services. The Company's dependence on the cable systems it services and its own cable system infrastructure exposes the Company to significant risk of system failure. The Company also utilizes certain key technologies from third parties to build and manage the broadband network.

              The Company has designed its data-over-cable broadband network on the premise that sustainable, high-performance Internet access requires a new, scalable architecture to alleviate Internet bottlenecks and to enable true end-to-end network management capabilities. The four key principles of the Company's network strategy are moving data closer to the user, end-to-end network management, "always-on" service and scalability.

              The Company's broadband network utilizes caching and replication technologies to move the information a subscriber requests close to the subscriber. Local caching reduces network traffic, enabling the Company's broadband network to overcome a fundamental weakness of the Internet's duplicative data transfers. For example, when a subscriber downloads a video clip from a Web site, the user must "pull" data across the Internet from that Web site to the user's Internet service provider and finally to the user's computer. If the user's neighbor requests the same video clip from the Web site, the neighbor must pull the same data across a similar path. In contrast, the Company's approach moves the video clip only once in a given geographic area and retains it in the Company's local cache near the user's home where it can be accessed by every subscriber within that area without retransmission over the Internet. This more cost-effective approach simultaneously improves the end user's performance and reduces traffic volume across the Internet.

              The Company achieves end-to-end network management through a proactive network quality, service and performance management system. The Company's broadband network provides visibility from its servers across the Internet and all the way to the subscriber's home.


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              This broadband network is "always on", unlike switched
        technologies, such as a standard dial-up telephone connection. The user is always connected to the Internet as long as his or her computer and cable modem are on. This eliminates the need for a time-consuming connection process, as with a dial-up service, and changes the way the customer uses the Internet.

              The Company's service is designed to be scalable to handle increasing numbers of subscribers without degradation. Although users in the same service area share high-bandwidth access (much like corporate
        LANs), which may limit the effective bandwidth that is available to a given subscriber at a given time, this shared connection is particularly efficient and well suited to the sporadic nature of Internet traffic, where browsing tends to consume bandwidth in discrete bursts intermixed with periods of inactivity. As subscriber penetration increases, the cable operator has multiple cost-effective alternatives to increase capacity, including allocating additional six MHz channels for the service or reducing the number of subscribers sharing a given bandwidth by adding nodes, with each node serving a smaller number of subscribers over the same infrastructure.

              The Company and Intermark Associates V, LLC have entered into a cable television system/internet installation agreement. Pursuant to the agreement, the Company will install, own and operate a cable television plant and Internet access system (a POP) at the Keswick Apartments, a 180 unit, upper end apartment project located in suburban Columbia, South Carolina. The project is scheduled for completion in September 1999. Under the agreement, the Company is permitted to charge cable television fees competitive with Time Warner, in addition to Internet access fees, and is obligated to pay Intermark ten percent of gross revenues. The agreement has a fifteen year term, but may be terminated by Intermark for the Company's failure to provide service and may be terminated by the Company in certain events. In the event of termination by Intermark, Intermark is required to pay the Company the fair market value of the system.

              Intermark's parent company, Intermark Management, Inc., is a developer and owner of apartment communities. The Company has purchased a right of first refusal to own the cable system and provide cable television and high speed Internet access services to Intermark Management's existing and future properties. At the date of this report, Intermark Management operates forty-three apartment projects containing an aggregate of 4,575 units. Intermark Management's properties are located predominantly in North Carolina, South Carolina and Georgia.

              The Company believes significant opportunities exist in installing or upgrading, owning and operating the coaxial cable infrastructure in residential, apartment, condominium and resort developments. While the Company may not own the infrastructure in every such arrangement, its intent will be to provide cable television programming and high speed Internet access to residents and guests of such projects. The Company plans to seek additional opportunities in such projects.

              The Company and Shangri-La Vacation & Exchange have entered into an agreement under which the Company is to provide high speed Internet access by cable modem to up to sixty-five hotels and resorts throughout China. Shangri-La is a joint venture between Yunnan Tobacco, a state owned tobacco monopoly and owner of the hotels and resorts, and Silverhawk Development Co. of Hawaii. Shangri-La's purpose is to increase occupancy of the hotels and resorts, in part through a time share sales program. The Company will evaluate the cable infrastructure presently installed in the facilities, supervise upgrading and improving the infrastructure, provide Internet content and provide and operate the reservation system via the Internet. The Company may also be involved in providing cable television programming. The Company expects to begin the evaluation process at a cross section of the hotels about June 1999 and have it completed within six weeks. A time schedule for upgrading and improving the cable infrastructures to accommodate cable modem access is to be established by the parties at the completion of the evaluation process.

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              The Company has learned that operators of small to mid-sized cable television systems in general do not have the knowledge needed to implement high speed Internet access for their subscribers. The Company believes that many such operators have an interest in providing Internet access to their subscribers. The Company's Cablewave(TM) service enables cable television system operators to generate additional revenues from their coaxial cable infrastructure by offering Internet access along with cable television programming. The Company implements cable system upgrades and improvements, at the cable television system operator's expense, which are necessary to successfully carry the Internet data traffic over the coaxial cable. The Company provides the "head-end plant" for bandwidth and packet administration. The Company becomes the Internet service provider for the cable television subscribers who elect to use their cable television company for high speed access to the Internet. The Company's monthly subscriber fee is typically $45, which is billed and collected by the cable television operator and shared between the Company and the operator on a negotiated basis. The Company sells the cable modems, purchased from a variety of manufacturers, to the cable system operator for lease or resale to its subscribers. The Company plans to offer a home page portal, browser and Internet content in a co-branded joint venture with browser and content providers, at some point in the future.

              In the continental United States, approximately 5,500 cable television systems fit the Company's marketing profile, with an estimated aggregate of over 1 million data-over-cable subscribers. These cable television systems represent approximately sixty percent of all cable television subscribers in the United States. The Company's marketing strategy is built on the lack of interest the leading providers of Internet service via cable television modem, such as @Home Corporation, Road Runner and others have demonstrated in the small to mid-sized markets. The Company's market will be limited to those cable system operators who are willing to devote adequate resources to upgrading and improving their systems sufficiently to accommodate Internet cable modem service. Improvements which may be made in cable modem technology in the future may reduce, however, the amount of upgrading of the cable infrastructure required to provide high speed cable modem access to the Internet.

              The Company and US Cable of Coastal-Texas, L.P. doing business as US Cable Coastal Properties Inc. ("US Cable") have entered into a revenue sharing agreement for the Company's Internet access service at US Cable's system serving the Wild Dunes residential community in the Charleston, South Carolina area. Wild Dunes is composed of 1,800 residences. This golf course community caters to high income families. US Cable currently has 1,500 subscribers to cable television in that community. Upgrading and improving the cable infrastructure for high-speed Internet access at Wild Dunes has recently been completed. At the date of this registration statement, the Company has approximately 200 computers using cable modem service in the Wild Dunes community before beginning any formal marketing program. The Company plans to begin marketing its Cablewave(TM) service to Wild Dunes' homeowners in the near future. The Company expects the number of subscribers to its Cablewave(TM) service to increase substantially in response to a marketing campaign, which will utilize both billing inserts and commercial spots on cable system programing.

              At the date of this registration statement, the Company is substantially dependent upon US Cable for fulfillment of its growth strategy in residential high-speed Internet cable access service. The Company believes US Cable is satisfied with its services at the date of this registration statement and it will have an opportunity to service additional US Cable systems, should it choose to do so in the future. The Company intends to approach additional cable television system operators on a direct basis to explore their interest in offering high speed Internet access services to their subscribers.

              The Company's POPs in Charleston and Columbia, South Carolina have excess bandwidth which the Company resells to businesses for high speed data transmission. The Company has entered into a marketing agreement with Carolina Communications Networks, Inc. ("CCN") under which CCN acts as the Company's independent marketing agent for excess bandwidth. CCN has been in the business as a reseller of local and long distance telephone service since 1996 and employs nineteen sales representative. At the date of this registration statement, the Company has eighty-four customers for its excess bandwidth in Charleston. The Company completed installation of its POP in Columbia in late March 1999.

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        SALES AND MARKETING-

              The Company plans to provide a sales and marketing program to the operators of the cable systems for which the Company provides high speed Internet access. The cable system operator will have the responsibility to distribute the sales and promotional materials to the subscribers on cable television systems. Distribution to the subscribers is expected to be primarily by billing inserts and by commercial spots in the cable television programming. The cable system operator will have the financial responsibility for distribution of the sales and promotional materials. The Company expects the cable system operators also to incorporate marketing of the Company Cablewave(TM) services into their marketing programs directed to homes passed by their coaxial cables which are not subscribers to cable television services. The Company's marketing to the non-subscribing households within an area served by the cable system is expected to be distributed primarily by direct mail and advertising in local newspapers and broadcast media, including both radio and television. The Company plans to monitor the distribution of these materials to assure the cable system operator is meeting its obligation to the Company.

              The Company will conduct its own marketing program directed to the potential subscribers to the cable television systems which the Company owns and operates. This marketing program will be designed to cover both cable television services and the Company's Cablewave(TM) services. The Company expects the initial marketing effort to be conducted by direct mail and paid advertising local print and broadcast media.

        INTELLECTUAL PROPERTY-

              The Company claims a common law service mark in Cablewave(TM). The Company is aware of another company using Cablewave(TM) as a service mark but believes its services are so distinctly different from the Company's services that there is no opportunity for confusion between the Company's services and the services of that Company.

        COMPETITION-

              The Company competes with all providers of Internet access to residential and business customers, excluding other providers of Internet access by cable modem. The competing ISPs use exclusively dial-up modem technology, which uses conventional telephone lines for communications, except for the limited number of commercial and business users who either have installed or have purchased access to a T-1 telephone line or an ISDN line. Dial-up modems are significantly slower than cable modems, being limited at the date of this registration statement to 56.6 baud per second. The cable modem is capable of speeds of up to thirty-seven megabits per second. Furthermore, a dial-up modem must be connected for each session on the Internet, unless the user stays continuously connected, thereby possibly incurring a greater charge for the service. Connection by dial-up modem is subject to time outs, which may occur in the middle of a session and which require the connection to be reestablished. A cable modem is always on and there is no additional hourly or incremental charge for the continuous connection. Consolidation of small to mid-sized cable system operators under a single ownership with a vested interest in a competing provider of cable modem Internet access services could result in foreclosing the Company from an opportunity to provide its Cablewave(TM) services to such cable system operators.

              Although @Home, Road Runner and HSA Net provide cable modem access to the Internet, the Company does not compete with those companies at the present time. There is no assurance those companies will not do so in the future. If they were to do so, they have significantly greater experience, name recognition and financial resources than the Company.

              It should be noted that there is a limit to the amount of Internet traffic a coaxial cable can efficiently carry. The larger cable systems often have a number of subscribers on a single cable node which exceeds the capacity of the cable to efficiently carry the Internet traffic at advertised speeds. This situation has contributed to temporary and periodic loss of speed to cable modem subscribers on those systems, at least once producing a complete shut down of Internet access for subscribers on the system. The Company believes a smaller number of subscribers on each node of the cable systems in its target market will inherently prevent significant slow downs in access speed for the Company's customers.

              Deregulation of telephone companies could enhance their ability to compete against the Company's service. The Federal Communications Commission also is considering whether to provide the Bell operating companies and other incumbent local exchange carriers with significant relief from existing access, resale, unbundling, pricing, and cost recovery rules and policies, without regard to local access and transport boundaries, in order to encourage the deployment and operations by these carriers of high-capacity, packet-switched networks and other advanced telecommunications facilities and related services, including Internet access services. Deregulation of telephone company advanced services could enhance the ability of these companies to compete against the Company's delivery of its services by the Company's cable partners.

        ADOPTION OF CABLE MODEM TECHNICAL STANDARDS-

              The North American cable industry has adopted DOCSIS to support the delivery of data over cable services utilizing interoperable cable modems. DOCSIS is an acronym for "data over cable systems interface specifications". The Company believes this new standard and the distribution of DOCSIS-compliant modems through computer retailers will facilitate the growth of the cable modem industry.

        PERSONNEL-

              At the date of this registration statement, the Company employs seven persons, including its executive officers, two executive assistants, one engineer, one computer technician and one office manager. The Company has been contracting most of the services required to upgrade and improve the cable infrastructure at Wild Dunes. The Company plans to use contractors to install the cable infrastructure at the Keswick Apartment project and to make the assessments and upgrades of hotel and resort properties included in the Shangri-La joint venture. The Company plans to employ a full time chief financial officer and additional staff and support personnel in the future as its financial condition permits.

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        ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS:


GENERAL

         The following discussion and analysis should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this document.

         The Company is a provider of broadband Internet services over the cable television infrastructure to consumers. The Company's "Cablewave" service allows residential subscribers to connect their personal computers via cable modems to a high-speed Internet backbone network developed and managed by the Company. This enables subscribers to receive Cablewave over approximately one hundred times faster that a typical dial-up connection and an "always on" connection through the Company's broadband Internet portal. The Company also sells excess bandwidth to businesses in the Charleston and Columbia, South Carolina metropolitan areas. This excess bandwidth provides high-speed data transmission at competitive rates. The Company's service is sold under the name "Cablewave."

         Internet Cable Corporation was incorporated in the State of Nevada on February 15, 1995 under the name Firenze, LTD. The Company changed its name to Internet Cable Corporation on September 12, 1997. The Company's principal executive offices are located at 263 King Street, Second Floor, Charleston, South Carolina 29401. The telephone number is (843) 722-8007.

RESULTS OF OPERATIONS

FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

         SALES. Sales for The Fiscal Year Ended June 30, 1998 ("Fiscal 1998") were $50,410 as compared to sales for The Fiscal Year Ended June 30, 1997 ("Fiscal 1997") of $0. The Company did not generate any sales in Fiscal 1997 because it was a development stage company. The increase in sales in Fiscal 1998 was a result of sales of high-speed Internet connections through U.S. Cable's operations. Additional revenue was generated through the sale of excess bandwidth to businesses located in the Charleston, South Carolina region.

         COST OF SALES. Cost of sales for the Fiscal 1998 were $52,897 as compared to $0 in Fiscal 1997.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the Fiscal 1998 ($1,595,639) increased by $1,553,520, or approximately 3700%, as compared to Fiscal 1997 ($42,119). The increase in expense was due to by issuance of stock to executive employees.

         INTEREST EXPENSE. Interest expense for Fiscal 1998 was $15,925 as compared to $0 in Fiscal 1997. The increase was due to payroll taxes.

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         PENALTY EXPENSE. Penalty for Fiscal 1998 was $68,245 as compared to $0 for Fiscal 1997. The increase in penalty expense was due to by issuance of stock options to executive employees.

         NET DEVELOPMENT STAGE LOSS. The net development stage loss for Fiscal 1998 ($1,718,633) increased by $1,336,800, or approximately 450%, as compared to Fiscal 1997 ($381,833). The loss was a result of $789,750 of stock issued for services

NINE MONTH PERIOD ENDED MARCH 31ST, 1999 AND 1998

         SALES. Sales for The Nine Month Period March 31, 1999 ("Nine Month Period 1999") were $19,009 as compared to sales of $48,062 for The Nine Month Period March 31, 1998 ("Nine Month Period 1998"). The $29,053 decrease in sales for The Nine Month Period 1999 were a result of upgrades to the cable plant. The Company plans to increase its sales revenue through the sale of excess bandwidth to businesses located in the Charleston, South Carolina region.

         COST OF SALES. Cost of Sales for The Nine Month Period 1999 were $20,248.00 as compared to sales of $19,968.00 for The Nine Month Period 1998

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for The Nine Month Period 1999 were $540,336 as compared to $174,419 for The Nine Month Period 1998. This decrease was attributable $789,75 as a result of stock issued for service.

         INTEREST EXPENSE. Interest expense for The Nine Month Period 1999 was $5,78 as compared to $11,724 for The Nine Month Period 1998. This decrease was attributable $789,750 as a result of in stock issued for service

         PENALTY EXPENSE. Penalty for The Nine Month Period 1999 was $0 as compared to $54,089 for the Nine Month Period 1998. This decrease was attributable $789,750 as a result of in stock issued for service


         NET DEVELOPMENT STAGE LOSS. The Company net development stage loss for The Nine Month Period 1999 was $575,215 as compared to $1,244,074 for The Nine Month Period 1998. The decrease of the net development stage losses was principally due to a $789,750 decrease of stock issued for services being partially offset (approximately $121,000) by an increase in sales, general and administrative expenses caused by the Company beginning its planned operation.

LIQUIDITY AND CAPITAL RESOURCES.

         Since inception, the Company has financed its operations primarily through a combination of private and public sales of equity securities and non-interest bearing loans from the Company's executive officers. As of June 30, 1998, the Company's cash and cash equivalents were $1,330 as compared to $41,580 at June 30, 1997. The decrease was primarily a result of the continued expenses associated with operating the Company's business operations, maintaining its offices as well as the payment of other expenses such as professional, accounting, communication, printing and other general and administrative costs.

         As of The Nine Month Period March 31, 1999, the Company's cash and cash equivalents were $38,645 as compared to $6,063 For The Nine Month Period March 31, 1998. The increase was a result of proceeds of a private placement.

         The Company' incurred development stage losses of $2,119,443 since inception through June 30, 1998. Current liabilities exceed current assets by $428,975. The Company is currently operating at a cost of approximately $240,000 annually and completed a Rule 504 Offering in December of 1998 of $847,500 through the sales of the Company's common stock at $2.00 per share.

         The Company's capital requirements primarily relate to the working capital requirements and investments in the network computer equipment, in addition, the Company is seeking capital to help facilitate acquisitions and create strategic alliances. The Company foresees its' cash requirements for operations for the next twelve months to be approximately $500,000. The Company expects to satisfy this need through proceeds of a bridge financing which we expect to be completed within 30-60 days. For acquisition purposes and for supplemental strategies, the Company is seeking to complete an offering of at least $15 million dollars within the next six months. The Company plans to finance its capital equipment expenditures from a variety of sources, including direct vendor leasing programs, third party commercial leasing arrangements and bank financing. The Company is meeting with various sources of capital to satisfy its equity requirements for its plans for its growth strategy. However, there can be no assurance that the Company will be able to obtain such financing on terms acceptable to the Company, if at all.

         The Company believes if is it able to obtain $500,000 in financing, it will have the financial resources necessary to meet its presently anticipated business requirements for the next twelve months. Nonetheless, depending on the market conditions, the Company may seek to sell additional equity or debt securities or obtain alternative credit facilities. The sale of additional equity or debt securities will result in significant dilution to the existing shareholders. There can be no assurance that the Company will be able to raise such capital on terms acceptable to the Company, if at all.

              Year 2000 computer issues create certain risks for the Company, although the Company believes that such risks are less significant than those faced by many companies due to the fact the Company commenced operations in 1997. If the Company's internal and network information systems do not correctly recognize and process date information beyond the year 1999, there could be an adverse impact on the Company's operations. To address these Year 2000 issues with its internal and network systems, the Company has initiated a program to evaluate its internal and network systems. The Company has initiated a comprehensive program (the "Program") to address Year 2000 readiness in its systems and with its customers' and suppliers' systems. The Program has been designed to gather information regarding the Year 2000 compliance of products and services that are required by the Company to deploy its residential and commercial Internet services. Under the Program, assessment and remediation are proceeding in tandem and are intended to have the Company's critical systems in Year 2000 compliance by June 30, 1999. These activities are intended to encompass all major categories of systems in use by the Company. The costs incurred to date related to the Program have not been material. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost estimate is based on the current assessment of the Company's Year 2000 readiness needs and is subject to change.

              The Company also is communicating with its significant suppliers to determine the extent to which the Company is vulnerable to such suppliers' failure to remedy their own Year 2000 issue. The Company has already received assurances of Year 2000 compliance from a number of those suppliers. Most of the suppliers have no contractual obligations under existing contracts with the Company to provide such information to the Company. The Company is taking steps with respect to new supplier agreements to ensure that the suppliers' products and internal systems are Year 2000 compliant.

              While the Company currently expects that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems or a failure to fully identify all Year 2000 dependencies in the Company's existing system and in the systems of its suppliers could have material adverse consequences. Therefore, the Company is developing contingency plans for continuing operations in the event such problems arise.

        FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS-

        SUBSCRIBER GROWTH RISKS:

              The Company's ability to increase the number of cable modem subscribers to achieve its business plans and generate future revenues will be dependent on a number of factors, many of which are beyond the Company's control. These factors include, among others: (i) the rate at which the Company's current and future Cable Partners upgrade their cable infrastructures; (ii) the ability of the Company and its Cable Partners to coordinate timely and effective marketing campaigns with the availability of such upgrades; (iii) the success of the Cable Partners in marketing the Cablewave(TM) service to subscribers in their local cable areas; (iv) the prices that the Cable Partners set for the Cablewave(TM) service and its installation; (v) the speed at which the Cable Partners can complete the installations required to initiate service for new subscribers; (vi) the quality of customer and technical support provided by the Company and its Cable Partners; and (vii) the quality of content on the Cablewave(TM) service. The Company believes subscriber growth has been constrained, and will continue to be constrained, by the cost and the amount of time required to install the Cablewave(TM) service for each residential consumer. In addition, most of the Company's Cable Partners are not obligated to upgrade their cable infrastructures or market the Cablewave(TM) service. Moreover, the Cablewave(TM) service is currently priced at a premium compared to many other online services, and large numbers of subscribers may not be willing to pay a premium for the Cablewave(TM) service. Because of the foregoing factors, among others, the Company's actual revenues or the rate at which it will add new subscribers may differ from its forecasts. The Company may not be able to increase its subscriber base in accordance with its internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased during the first three quarters of 1998 should not be taken as indicative of the rate at which subscribers may be expected to increase in the future.

              Dependence on cable partners to upgrade to two-way cable infrastructure necessary to support the Cablewave(TM) service; Uncertain availability and timing of upgrades:

              Transmission of the Cablewave(TM) service over cable is dependent on the availability of high-speed two-way cable infrastructure. However, only a small portion of existing cable plants in the United States have been upgraded, and even less are capable of high-speed two-way transmission. Cable system operators have limited experience with these upgrades, and investment in upgrades often place a significant strain on the financial, managerial, operating and other resources of the cable system operators, most of which are already highly leveraged. Therefore, the Company expects these infrastructure investments to exceed the capability of many cable system operators who might otherwise become the Company's cable partners. The Company's commercial success in any cable system depends on the successful and timely completion of infrastructure upgrades. The failure of the Company's cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent the Company from delivering high-performance Internet services and would have a material adverse effect on the Company's business and operating results related to that cable system, which in turn would impact the Company's overall financial condition and results.

        UNPROVEN NETWORK SCALABILITY, SPEED AND SECURITY:
              Due to the limited deployment of the Company's services, the ability of the Cablewave(TM) service to connect and manage a substantial number of online subscribers at high transmission speeds is as yet unknown, and the Company faces risks related to the Cablewave(TM) service's ability to be scaled up to its expected subscriber levels while maintaining superior performance. The Cablewave(TM) service may be unable to achieve or maintain a high speed of data transmission, especially as the number of the Company's subscribers grows. The Company's failure to achieve or maintain high-speed data transmission would significantly reduce consumer demand for its services and have a material adverse effect on its business, operating results and financial condition. In addition, while the Company has taken steps to protect against "email spamming," public concerns about security, privacy and reliability of the cable network, or actual problems with the security, privacy or reliability of the Company's network, may inhibit the acceptance of the Company's Internet services.

        MANAGEMENT OF EXPANDED OPERATIONS; DEPENDENCE ON KEY PERSONNEL:

              The Company may not be able to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on the Company's managerial, operating and other resources. The Company's failure to successfully manage growth or expansion could be expected to have a material adverse effect on subscriber growth and retention and would materially adversely affect the Company's business, operating results and financial condition. The Company is highly dependent upon the efforts of its senior management to manage growth effectively, which will require the Company: (i) to implement additional management systems effectively; (ii) to develop further operating, administrative, financial and accounting systems and controls; (iii) to maintain close coordination among all facets of its business; and (iv) to hire and train additional managerial, technical and marketing personnel. There is intense competition for senior management, technical and marketing personnel in the areas of the Company's activities. The loss of the services of any of the Company's senior management or the failure to attract and retain additional key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not maintain key-person life insurance. The Company plans to purchase key person insurance on its executive officers when its financial condition permits.

        DEPENDENCE ON TWO-WAY CABLE MODEMS: NEW INDUSTRY STANDARDS:

              Each of the Company's subscribers currently must obtain a cable modem from the cable system operator to access the Cablewave(TM) service. The North American cable industry has recently adopted a set of interface standards known as DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing interoperable cable modems. The Company believes that these specifications, together with the recently executed non-binding distribution agreement with CompUSA will facilitate the growth of the cable modem industry and the availability of lower cost, interoperable cable modems through retail channels. The Company's subscriber growth could be constrained and the Company's business, operating results and financial condition could be materially adversely affected to the extent the cable system operators with whom the Company enters into agreements choose to slow the deployment of the Cablewave(TM) service until DOCSIS-compliant cable modems are commercially available. Cable modems that are DOCSIS-compliant are not expected to be available in significant quantities until late 1999. Although multiple vendors are expected to supply DOCSIS-compliant cable modems and their constituent components, any cable system operator's reliance on a single provider of such modems or components could cause that operator to be unable to generate expected subscriber growth for the Cablewave(TM) service in the event such supplier does not provide the operator with a sufficient quantity of DOCSIS-compliant modems to meet the operator's requirements.

        RISK OF SYSTEM FAILURE:

              The Company's operations are dependent upon its ability to support its highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or another unanticipated problem at the Company's operations center could cause interruptions in the services provided by the Company. Additionally, failure of the Company's cable system operators or companies from which the Company obtains data transport services to provide the data communications capacity required by the Company, as a result of natural disaster, operational disruption or any other reason, could cause interruptions in the services provided by the Company. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, operating results and financial condition.

        RISKS OF TECHNOLOGICAL CHANGE:

              The markets for consumer and business Internet access services and online content are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution will require that the Company continually improve the performance, features and reliability of its network, Internet content and consumer and business services, particularly in response to competitive offerings. The Company may not be successful in responding quickly, cost effectively and sufficiently to these developments. The Company's management believes there may be a time-limited market opportunity for the Company's cable-based consumer and business Internet services, and the Company may not be successful in achieving widespread acceptance of its services before competitors offer products and services with speed and performance similar to the Company's current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require substantial expenditures by the Company to modify or adapt its network, products and services and could fundamentally affect the character, viability and frequency of Internet-based advertising and content services, either of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, new Internet or telecommuting services or enhancements offered by the Company may contain design flaws or other defects that could have a material adverse effect on the Company's business, operating results and financial condition.

        RISK OF FCC REGULATORY ACTION:

              In recent months, AOL, MindSpring Enterprises, Inc., the Consumers Union and other parties have requested the Federal Communications Commission (the "FCC") to require cable operators to provide ISPs and online service providers ("OSPs") with equal access to the cable infrastructure. In the event that the FCC were to require such third party access to the cable infrastructure, ISPs and OSPs could potentially provide services over the cable infrastructure of the Company's cable system operators that compete with the services offered by the Company. The third party access issue has been raised in two different FCC proceedings. At the present time, subscribers to the Cablewave(TM) service can select from among any of the popular browsers a their home page, such as America Online. The FCC has been asked to review the third party access issue in connection with its inquiry concerning the availability of advanced telecommunications services pursuant to Section 706 of the Telecommunications Act of 1996 (the "1996 Telecom Act"). The Company believes that the FCC should reject the demands for third party access to the cable infrastructure for a number of reasons First, requiring cable operators to unbundle their plant will reduce their incentive to make the significant investment that is required to upgrade their networks and roll-out broadband services. Second, such regulatory action could have a "chilling effect" on other emerging broadband satellite and wireless providers that also must make sizable investments to offer facilities based broadband solutions. Third, regulation is unnecessary as cable operators do not have a dominate position in the Internet services market and do not limit access to AOL or other Internet content. Fourth, it is doubtful that the FCC has the legal authority to mandate such third party access under the 1996 Telecom Act or other existing telecommunications laws.

        POSSIBLE VOLATILITY OF STOCK PRICE:

              The stock market has from time to time experiences significant price and volume fluctuations. In addition, the market price of the shares of the Company's common stock, similar to the market prices of other Internet companies, has been, and is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, regulatory actions, market rumors, acquisitions in the telecommunications or cable industries and general market conditions may have a significant effect on the market price of the Company's common stock.

        ITEM 3.  DESCRIPTION OF PROPERTY:

              The Company leases 2,000 square feet of general office space in downtown Charleston, South Carolina, which serves as its principal executive offices, operations center and head end plant which provides bandwidth administration and the interface between the cable system and the Internet. The Company's lease has three years remaining at a monthly rental of $2,000. [Generally describe the head end capacity and the telecom connections]

        ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

              The number of shares of the Company's common stock owned by the Company's directors and officers and by each person who owns legally and beneficially more than five percent of the Company's issued and outstanding common stock at April 23, 1999, the address of each such person and the percentage of the common stock represented by such shares is set forth in the following table. Unless otherwise indicated all ownership is both legal and beneficial.

                NAME/ADDRESS                    NUMBER OF SHARES      PERCENTAGE
                ------------                    ----------------      ----------
            J. Robert Jones (1,2)                   600,375              7.79
            Michael L. Jones (1,3)                   25,000*
            Timothy R. Karnes (1,4)               2,086,342             27.08
            Lisa B. Safford (1,5)                    25,000*
            All directors and officers
            as a group (4 persons)                2,736,717             35.52
            Mark E. Gould (6)                     1,400,000             18.17
            Larry Namer (7)                         400,000              5.19

            * less than 1%

        1. The address of the directors and officers is the address of the Company's principal executive offices.
        2. Includes 150,000 common stock purchase options . See, "Description of Securities"
        3. Includes 250,000 common stock purchase options . See, "Description of Securities"
        4. Includes 25,000 common stock purchase options . See, "Description of Securities"
        5. Mr. Gould's address is 306 North Glenwood Avenue, Clearwater, Florida 33755.
        6. Mr. Namer's address is c/o Comspan Communications, Inc., Suite 400, 201 Santa Monica Boulevard, Santa Monica, California 90401.

        ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

              The names, ages and terms of office of directors and executive officers of the Company are set forth in the following table:

            NAME             AGE    POSITIONS WITH COMPANY      DIRECTOR SINCE
            ----             ---    ----------------------      --------------
        J. Robert Jones      45     Director and Secretary            1998
                                        Chief Technical Officer
        Michael L. Jones     41     Director                          1999
        Timothy R. Karnes    41     Director and President            1997
        Lisa B. Safford      38     Director and Treasurer            1997

              Each director is elected by holders of a majority of the Common Stock to serve for a term of one year and until his successor is elected and qualified, which is generally at the annual meeting of stockholders. The directors were most recently elected at the annual meeting of stockholders held on January 22, 1999. Directors are not paid any compensation over and above their executive salaries; however non management directors have been compensated with stock purchase options. Officers serve at the will of the board, subject to possible future employment agreements which would establish term, salary, benefits and other conditions of employment.

              J. Robert Jones is a director and the Company's Secretary and Chief Technical Officer. Mr. Jones brings sales and marketing, company startup, Zenith certification, and technical and cable-modem experience to the Company. As Vice President of Marketing/Technology at King Communications, Mr. Jones pioneered the first generation of cable modems to King, North Carolina. Mr. Jones has eighteen years experience in negotiating multi-million dollar sales contracts for numerous companies such as Pan American Continental and Transworld Airlines. Mr. Jones has founded two successful companies, one of which, Micro Tech, implemented Internet service for many of the Caribbean Islands. Mr. Jones attended Central Piedmont College in Charlotte, North Carolina and the College of Marin County in Marin County, California.

              Michael L. Jones is a director of the Corporation and a member of the Compensation Committee of the Board of Directors. Mr. Jones is the founder, joint owner with his wife, of American Phone Center in Charleston, South Carolina and a major stockholder and the President of Telecommunications Inc. of Charleston, d/b/a TELECO/Charleston. TELECO/ Charleston is a seller, installer and servicer of telecommunications equipment founded sixteen years ago. Mr. Jones is also the Chief Executive Officer of Carolina Communications, Inc. Mr. Jones attended The Citadel.

              Timothy R. Karnes is the chairman of the board and the Company's president. In 1994, Mr. Karnes co-founded Sims Internet, a pioneer in the Internet service provider industry, which was acquired by Internet Channel, Inc. Mr. Karnes served as Vice President of Internet Channel, Inc. where his duties included developing the business direction, raising capital, and working with securities council and auditors. Mr. Karnes became President of the Company in February 1997 and left Internet Channel, Inc. in March 1997. Mr. Karnes is certified by Zenith Electronics Corporation in cable modem technologies. Prior to 1994 Mr. Karnes founded and was president of Palmetto Research Opportunities, Inc., an employment research firm. Mr. Karnes was the founder and publisher of Auction Guide Magazine in 1988 which was distributed on news stands in regional sections of the United States by Capitol Distributors. In 1991, Mr. Karnes founded a nonprofit organization, Operation Desert News, Inc., to coordinate seventy-two national magazine publishers supplying over 200,000 donated magazines (editorial content pre-approved by the Pentagon and Joint Command) to the U.S. troops serving in Saudi Arabia. R.J. Reynolds Tobacco Company funded the project. Mr. Karnes attended Ecole de Monte Rosa in Lausanne, Switzerland, the College of Charleston and Wake Forest University.

              Lisa B. Safford is a director and the Company's Treasurer. Mrs. Safford is a vice president of Landmark Enterprises, Inc., a family owned commercial and industrial real estate development company engaged in sales, leasing property management and development of commercial and industrial real estate. Mrs. Safford has over fifteen years experience in the accounting and finance industry and now manages over 500,000 square feet of industrial, distribution and office space. Since joining Landmark Enterprises, Inc. in 1994, Mrs. Safford has consistently sold and leased over $1 million worth of property a year. Currently Mrs. Safford is involved in site acquisition, selecting the architectural design, arranging favorable financing and leasing of a shopping center in Mt. Pleasant, South Carolina and several industrial projects in the North Charleston area. Mrs. Safford earned a Bachelor of Science degree in accounting and business administration (1993) from the College of Charleston.

        ADVISORS TO MANAGEMENT-

              The Company has established a Board of Advisors consisting of knowledgeable individuals in fields of cable television, computer networks and computer hardware and software. The individual advisors may vary from time to time, depending upon the availability of such individuals and the addition or substitution of individuals. The Company's advisors will not have obligations or responsibilities for the Company's management, business, plans, programs or finances. They will be available, however, to consult with the Company's management with respect to various business and technology matters. The following persons are currently advisors to management.

              Noel Hunter has been a technical consultant since 1989, including system design, integration and administration, programing, and client training on UNIX, IBM compatible and MacIntosh servers. Mr. Hunter has published articles on network design and implementation. He participated in the start-up phase and administration of an Internet service provider in King, NC. He currently provides his services to companies seeking design of networks, system design and integration, programming and teaching. Mr. Hunter is an independent consultant for systems design and administration to Wake Forest University.

              Larry Namer is an entertainment industry entrepreneur, having started several successful companies, including E! Entertainment Television, Inc. (formerly Movietime, Inc.), Movies USA magazine and Recovery Network Inc. which launched in April of 1997 and made a public offering in September 1997. Mr. Namer was employed by Time Incorporated Manhattan Cable in 1971, and was promoted to the position Director of Corporate Development prior to leaving that employment. Comspan Communications, Inc. (CCI), an entity founded by Mr. Namer, is widely recognized as the leading independent firm specializing in the business development of niche television networks. In 1994, CCI became involved in multimedia projects and developed the first live sporting event Web site on the Internet and continues its pioneering interactive efforts and is producing several new Web businesses, including the Jackpot Zone, the World Film Awards and State of The Worth Forum. Comspan is the primary consultant to Microsoft for that company's interactive television project "MITV". Mr. Namer also founded Comspan/BIGSTAR Russia to develop and explore media opportunities in the former Soviet Union. Presently, BIGSTAR Russia is the leading producer of entertainment events in Russia.

              Lance Ong has been involved since 1982 in the design and development of computer software for large networked systems, data collection, data distribution and analysis, security, digital audio and MIDI. His responsibilities have included engineering design coordination, quality assurance and management technologies. Mr. Ong is a joint inventor of a networked inventory control system covered by broad process patents and he is the inventor of a low cost media server design for telecommunications applications named "Media on Demand" and of a digital recording technology which he currently has under development. Mr. Ong has been an accomplished professional composer, music synthesist and audio engineer for twenty-five years. He has produced music for over 700 national television and radio commercials, including such clients as Levi's Jeans, Pepsi, Chevy, Ford, and several television shows. He has been nominated for an Emmy for a CBS Sports theme. He has played on albums with the Pointer Sisters, David Sanborn, Grand Funk Railroad, Andre Crouch (a Grammy winning album) and Anne Murray, to name only a few. Mr. Ong has been engaged in his own businesses, including the Ong Corporation, for more than the past five years. Mr. Ong intends to devote as much time as he determines is needed to the Company's business and plans to continue his involvement with businesses other than the Company. Mr. Ong has programmed electronic musical instruments and equipment for Yamaha, also creating factory programmed sounds for several models of Yamaha's instruments, and for Eventide Electronics. Mr. Ong attended the University of California at Santa Barbara, taking both music and engineering courses.

        ITEM 6.  EXECUTIVE COMPENSATION:

              The following table below sets forth cash compensation paid to Mr. Karnes, the Company's president (chief executive officer), since inception.

        Timothy R. Karnes,               1997                   $70,000
        Director and President           1998                   $70,000

              Amounts shown in the table above represent accrued amounts. The Company did not pay approximately $20,000 of this amount per year but is obligated to pay the unpaid balance when the Company's financial condition permits. The Company expects to pay Mr. Karnes cash compensation of $70,000 for 1999. In addition to cash compensation for 1999, the Company granted to Mr. Karnes on January 22, 1999 common stock purchase options exercisable to purchase 250,000 shares of common stock at a price of $2.50 per share. The options are exercisable for a period of five years from the date of grant.

              At the date of this registration statement, the Company does not have an employment agreement with Mr. Karnes. The Company anticipates it will enter into an employment agreement with Mr. Karnes in the near future. Until an employment agreement is entered into with Mr. Karnes, the Company is depending upon Mr. Karnes' stock ownership in the Company as an incentive for him to remain in the Company's employment.

        ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS:

              J. Robert Jones and Michael L. Jones, directors of the Company, are not related.

              Michael L. Jones is the Chief Executive Officer and a forty-five percent stockholder of Carolina Communications Networks, Inc. ("CCN"). The Company has an agreement with CCI under which CCN acts as the Company's independent marketing agent for the Company's excess bandwidth in Charleston and Columbia, South Carolina. The agreement was entered into before Mr. Jones became a director of the Company. The Company believes the terms of the marketing agreement are substantially equivalent to the terms which it could have obtained from any other unrelated party.

        ITEM 8.  LEGAL PROCEEDINGS:

              At the date of this registration statement, the Company is not involved in any litigation and does not have any pending claims. The Company's management is not aware of any threatened claims or the basis therefor, except a claim by the cofounder of Sims Internet which was previously dismissed without prejudice.

              It is possible that claims could be made against Internet and online service providers under United States law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability are currently pending. In addition, legislation has been proposed that would impose liability for or prohibit the transmission over the Internet of certain types of information. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated their systems could require the Company to implement measures to reduce its exposure to this liability. This may require the Company to expend substantial resources or discontinue certain services or product offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, certain foreign governments, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could be detrimental to the Company's business.

        ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS:

              The Company's Common Stock is quoted under the stock symbol "ICBL" on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. The following table sets forth the approximate high and low bid and asked quotations for the Company's Common Stock for the four quarters ended March 31, 1999. These quotations are inter-dealer quotations without retail markup, markdown or commissions and may not represent actual transactions.



        Quarter ended               High Bid    Low Bid   High Ask    Low Ask
        June 30, 1998               $  5.750   $ 3.1250   $  6.00    $ 4.5000
        September 30, 1998          $  3.875   $ 1.2500   $  4.25    $ 2.3500
        December 31, 1998           $  1.031   $ 5.3125   $  6.00    $ 1.0625
        March 31, 1999              $ 20.250   $ 5.2500   $ 20.50    $ 5.6250

              The closing high bid and low asked quotations for the Company's common stock on April 29, 1999 were $ 9 1/8 and $ 8 31/32, respectively.

              NUMBER OF STOCKHOLDERS. At April 23, 1999, the Company had 104 stockholders of record and an estimated 300 beneficial stockholders with shares registered in street name, as determined from the records of Depository Trust Company.

              DIVIDENDS. Dividends on the common stock can be paid lawfully only out of current and retained earnings and surplus of the Company, when, as and if declared by the board of directors. The Company has not declared or paid any dividends on the common stock since inception and there is no assurance dividends will be paid in the foreseeable future. The payment of dividends in the future rests within the discretion of its board of directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other factors which the board of directors deems relevant.

              TRANSFER AGENT. The Company's transfer agent and stock registrar is Interstate Transfer Company, 56 West 400 South, Salt Lake City, UT 84101, telephone (801) 531-7860.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES:

              The Company's current directors and officers, who took over management of the Company in February 1997, do not have any specific information about any unregistered sales of securities which may have occurred between April 1, 1996 and March 31, 1997. Current management believes any such sales were limited to only a few persons who were primarily not U.S. persons and the Company may have purported to rely upon Regulation S for an exemption from the registration requirements of Securities Act of 1933, as amended. Current management is not able to determine whether such reliance was in good faith or otherwise satisfied the requirements of said regulation.

              On September 1, 1997, the Company issued 3,145,004 shares to directors, officers and certain professional service providers, a total of 6 persons, at an aggregate value of $ 786,250 . The Company has relied upon the exemption provided in Section 4(2) of the Securities Act of 1933, as amended, for an exemption from the registration requirements of said act.

              Beginning in May 1997 through February 1998, the Company sold an aggregate of 2,033,333 shares, adjusted for stock splits, of its common stock to a total of five investors for total proceeds of $271,982.50. The Company believes that these investors were accredited. The Company has relied upon the exemption provided in Section 4(2) of the Securities Act of 1933, as amended, for an exemption from the registration requirements of said act.

              Beginning in July 1998 through December 1998, the Company sold an aggregate of 419,437 shares of its common stock to a total of fifteen investors for total proceeds of $847,124. The Company believes that these investors were accredited and seven of them are not U.S. persons. The Company has relied upon the exemption provided in Rule 504 under the Securities Act of 1933, as amended, for an exemption from the registration requirements of said act.

        ITEM 11.  DESCRIPTION OF SECURITIES:

        PREFERRED STOCK:

              The authorized preferred stock of the Company consists of five million shares of preferred stock, $.001 par value per share. At April 23, 1999, no shares of the preferred stock were issued and outstanding.

        COMMON STOCK:

              The authorized common stock of the Company (divided into two classes identified as "Class A Common Stock" and "Common Stock", the shares of both classes having identical characteristics) consists of fifty-five million shares, $.001 par value per share. A total of 7,703,861 shares of Common Stock are issued and outstanding at April 23, 1999. None of the five million shares of Class A Common Stock was issued and outstanding at that date. Holders of the common stock of both classes (i) have equal and ratable rights with all holders of issued and outstanding common stock to dividends from funds legally available therefor, when, as and if declared by the board of directors of the Company; (ii) are entitled to share ratably with holders of issued and outstanding common stock in all of the assets of the Company available for distribution to holders of common stock, upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; (v) have one vote on election of each director and other matters submitted to a vote of stockholders; and (vi) do not cumulative voting rights. All shares of common stock outstanding are duly authorized, legally issued, fully paid and non-assessable.

        COMMON STOCK PURCHASE OPTIONS:

              The Company has issued 6 persons common stock purchase options exercisable to purchase an aggregate of 470,000 shares of common stock at a price of $2.50 per share. These options are exercisable for a period of five years from the date of grant, January 22, 1999 . These options were issued to directors, officers, employees and certain professional consultants to the Company.

        ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS:

              The Company may indemnify directors and officers against damages which qualify, in the opinion of the disinterested members of the board, for indemnification under Nevada law and the Company's Bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to Nevada law, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. [add more from part II of sb2]

        ITEM 13.  FINANCIAL STATEMENTS:

        Independent Auditor's Report

        Balance Sheets

        Statements of Operations

        Statement of Stockholders' Equity (Deficit)

        Statements of Cash Flows

        Notes to Financial Statements

To : The Board of Directors and Stockholders
Internet Cable Corporation
Charleston, South Carolina

         We have audited the accompanying balance sheets of Internet Cable Corporation (a development stage enterprise) as of June 30, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the period from February 15, 1995 (inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Cable Corporation (a development stage enterprise) as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and for the period from February 15, 1995 (inception) to June 30, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, the Company has experienced development stage losses, and has a negative working capital and net worth, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Durland & Company
----------------------
Durland & Company, CPAs, P.A.

Palm Beach, Florida
January 18, 1999

                           INTERNET CABLE CORPORATION
                        (A Development Stage Enterprise)
                                 Balance Sheets
                             June 30, 1998 and 1997
                     and March 31, 1999 and 1998 (unaudited)




                                                June 30,                      March 31,
                                           1998          1997             1999        1998
                                              (unaudited)                     (unaudited)
                                              -----------                     -----------
          ASSETS

CURRENT ASSETS
 Cash and cash equivalents            $     1,330    $    41,580    $    38,645    $     6,063
 Accounts receivable                            0              0          3,439              0
 Inventory                                      0              0         16,354              0
                                      -----------    -----------    -----------    -----------
 Total Current Assets                       1,330         41,580         58,438          6,063

FIXED ASSETS
 Furniture and fixtures                    52,786              0         76,302         11,585


Less: Accumulated depreciation              5,203              0         14,313          2,786
                                      -----------    -----------    -----------    -----------
Total Fixed Assets                         47,583              0         61,989          8,799

OTHER ASSETS

Loans and accrued interest                      0         30,468         26,424              0
receivable, net of reserve
of $0 (1998) and $90,316 (1997)
Advance rent deposit                        2,000              0          2,000          2,000
Franchise rights,                          95,833              0         77,083              0
net of amortization
$4,167  -6/30/98
$0      -6/30/97
$18,750 -3/31/99
$0      -3/31/98

Total Other Assets                         97,833         30,468        105,507              0
                                      -----------    -----------    -----------    -----------
Total Assets                          $   146,746    $    72,048    $   225,934    $    16,862
                                      ===========    ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
 Accounts payable                     $    88,082    $    36,449    $    60,012    $         0
 Accounts payable - related party           4,022              0          1,000              0
 Payroll taxes payable                    167,850         11,144        106,819        129,259
 Accrued payroll tax penalties
 and interest                              82,698              0         84,997         65,813
 Advances and accrued interest
 - related parties                        102,897              0              0         46,035
                                      -----------    -----------    -----------    -----------
Total Current Liabilities                 445,549         47,593        252,828        241,107

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.001 par value,
 authorized 5,000,000 shares;
 none issued and outstanding shares             0              0              0              0

Class A common stock, $0.001 par
 value, authorized 5,000,000 shares;
 no issued and outstanding shares               0              0              0              0

Common stock, $0.001 par value,
 authorized 50,000,000 shares;
 issued and outstanding
 6,964,424 shares -6/30/98
 4,294,057 shares -6/30/97
 7,383,861 shares -3/31/99
 5,654,424 shares -3/31/98                  6,964          4,294          7,384          5,654

Additional paid-in capital              1,828,920        545,896      2,675,624      1,430,229

Stock subscription receivable                   0       (109,681)             0              0

Deficit accumulated during
the development stage                  (2,134,687)      (416,054)    (2,709,902)    (1,660,128)

Total Stockholders' Equity (Deficit)     (298,803)        24,455        (26,894)      (224,245)
                                      -----------    -----------    -----------    -----------
Total Liabilities and
Stockholders'Equity (Deficit)         $   146,746    $    72,048    $   225,934    $    16,862
                                      ===========    ===========    ===========    ===========




    The accompanying notes are an integral part of the financial statements.

                           Internet Cable Corporation
                        (A Development Stage Enterprise)
                            Statements of Operations
                       Years Ended June 30, 1998 and 1997
                  and Nine Months Ended March 31, 1999 and 1998



                                           YEAR ENDED JUNE 30,           NINE MONTHS ENDED           PERIOD FROM
                                                                              MARCH 31,               INCEPTION
                                                                                                       THROUGH
                                                                                                       MARCH 31,
REVENUE                                   1998             1997          1999            1998            1999
                                                                      (unaudited)     (unaudited)     (unaudited)
                                         -----------    -----------   ----------      -----------    -----------

Development stage sales and services       $  50,410      $       0    $  19,009      $    48,062    $    69,419

EXPENSES

Cost of sales                                 52,887              0       20,248           19,968         73,135
Sales and marketing                                0            800            0                0            800
General and administrative                 1,593,639         42,119      540,336        1,174,419      2,192,036
Amortization                                   4,167              0       18,750                0         23,317
Depreciation                                   5,203              0        9,110            2,968         14,841
Bad debt expense                              28,968         90,316            0           28,968        119,284
                                          ----------      ---------     --------      -----------     ----------
  Total expenses                           1,684,864        133,235      588,444        1,226,323      2,423,413

Other income (expense)

Interest and dividend income                       0          1,402            0                0          2,051
Interest expense                             (15,925)             0       (5,780)         (11,724)       (21,705)
Penalty expense                              (68,254)             0            0          (54,089)       (68,254)
Loss on disposal of marketable
equity securities                                  0       (250,000)           0                0       (250,000)
Loss on disposal of asset                          0              0            0                0        (18,000)

Net development stage loss               $(1,718,633)     $(381,833)   $(575,215)     $(1,244,074)   $(2,709,902)

Net development stage loss per share     $     (0.36)     $   (2.62)   $    (.08)     $      (.30)   $     (1.74)

Weighted average number of shares
giving effect to forward and
reverse stock splits and
share cancellations                        4,762,107        145,783    7,237,476        4,146,685      1,558,621








    The accompanying notes are an integral part of the financial statements.

                           Internet Cable Corporation
                        (A Development Stage Enterprise)
                            Statements of Cash Flows
                       Years Ended June 30, 1998 and 1997
                and the Period from February 15, 1995 (Inception)
                              Through June 30, 1998



                                                                                                    PERIOD FROM
                                                                                                     INCEPTION
                                                                            NINE MONTHS ENDED         THROUGH
                                                YEAR ENDED JUNE 30               MARCH 31,            MARCH 31,

                                              1998            1997          1998           1999           1999
                                                                          (unaudited)   (unaudited)  (unaudited)
                                          -----------    -----------    -------------  -----------   -----------
CASH FLOWS FROM DEVELOPMENT ACTIVITIES
Net development stage loss                $(1,718,633)   $  (381,833)   $(1,244,074)   $  (575,215)   $(2,709,902)
Adjustment to reconcile net loss
to net cash provided by (used for)
development stage activities:
  Amortization                                  4,167              0              0         18,750         23,317
  Depreciation                                  5,203              0          2,768          9,110         14,841
  Loss on disposal of marketable
  equity securities                                 0        250,000              0              0        250,000
  Stock issued for services                 1,142,875              0        789,750              0      1,142,875
  Loss on disposal of asset                         0              0              0              0         18,000
Changes in operating assets
and liabilities :
  Increase in accounts receivable                   0              0              0         (3,439)        (3,439)
  (Increase) in Inventories                         0              0              0        (16,354)       (16,354)
  (Increase) in advance rent deposit           (2,000)             0         (2,000)             0         (2,000)
  (Increase) in reserve for bad debts          28,968         90,316         30,468              0        119,284
  (Decrease) in interest receivable                 0         (1,400)             0              0         (1,400)
  (Decrease) / Increase in
   accounts payable                            51,633         36,449        (36,449)       (28,070)
  (Decrease) / Increase in
   accounts payable - related parties           4,022              0              0         (3,022)         1,000
  (Decrease) / Increase in
   payroll taxes payable                      156,706         11,144        118,115        (61,031)       106,819
  Increase in payroll tax penalties
  and interest                                 82,698              0         65,813          2,299         84,997
  Increase in accrued interest
  - related parties                             1,482              0              0              0          1,482

Net cash provided by (used by)
development activities                       (242,879)         4,676       (275,609)      (656,972)      (970,480)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of fixed assets                     (52,786)             0        (11,567)       (23,516)       (76,302)
 Payment on related party debt                      0              0              0       (102,897)      (102,897)
 Investment in intangible assets                    0              0              0              0       (268,000)
 Net cash used by investing
 activities                                   (52,786)             0        (11,567)      (126,413)      (447,199)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of
 common stock                                 152,500        155,319        205,624        847,124       (144,308)
 Loans receivable                               1,500       (119,384)             0        (26,424)    (1,499,217)
 Advances - related parties                   101,415              0         46,035              0        101,415

 Net cash provided by financing
 activities                                   255,415         35,935        251,659        820,700      1,456,324
 Net increase (decrease) in cash
 and equivalents                              (40,250)        40,611        (35,517)        37,315         38,645

 Cash and equivalents, beginning               41,580            969         41,580          1,330              0
 Cash and equivalents, end                $     1,330    $    41,580    $     6,063    $    38,645    $    38,645

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid in cash                     $         0    $         0    $         0    $         0    $     1,482
Non-cash financing activities:
Stock issued for subscription
receivable (canceled)                     $     2,400    $   102,681    $   109,681    $         0    $   109,681
Stock issued for franchise rights             100,000              0              0              0    $   100,000




    The accompanying notes are an integral part of the financial statements.

                           Internet Cable Corporation
                        (A Development Stage Enterprise)
             Statement of Changes in Stockholders' Equity (deficit)
                   Years Ended June 30, 1998 and 1997 and the
                   Period from February 15, 1995 (Inception)
                             Through March 31, 1999


                                         Number of      Common       Additional           Stock         Accumulated       Total
                                           Shares        Stock        Paid-in          Subscription       Deficit         Stock-
                                                                       Capital           Receivable                      Holders'
                                                                                                                          Equity
                                        ------------------------------------------------------------------------------------------

 Capital transactions:
 02/15/95 - cash ($0.001/sh.)            4,640,000        4,640               0                0               0           4,640
 05/30/95 - cash ($0.017/sh.)            1,000,000        1,000          16,000                0               0          17,000
 Net loss                                        0            0               0                0          (2,692)         (2,692)
 BALANCE, JUNE 30, 1995                  5,640,000        5,640          16,000                0          (2,692)         18,948
 Capital transactions:
 10/07/95 -subscription
 ($0.001/sh.)                           20,000,000       20,000         (13,000)          (7,000)              0               0
 10/16/95 -reverse split               (23,309,003)      23,309               0                0               0
 10/24/95 -cash ($0.02/sh.)             13,000,000       13,000         247,000                0               0         260,000
 10/24/95 -cash ($0.001/sh.)             3,550,000        3,550               0                0               0           3,550
 10/24/95 -exchange for PCT stock        5,000,000        5,000         620,000                0               0         625,000
 10/24/95 -exchange for Prime stock      5,000,000        5,000       6,745,000                0               0       6,750,000
 06/30/96 -exchange for license          4,000,000        4,000       7,796,000                0               0       7,800,000
 Net loss                                        0            0               0                0         (31,529)        (31,529)
 BALANCE, JUNE 30, 1996                 32,880,997       32,881      15,434,309           (7,000)        (34,221)     15,425,969
 Capital transactions:
 02/28/97 -PCT stock return             (5,000,000)      (5,000)       (620,000)               0               0        (625,000)
 02/28/97 -Prime stock return           (5,000,000)      (5,000)     (6,745,000)               0               0      (6,750,000)
 02/28/97 -cancel license               (4,000,000)      (4,000)     (7,796,000)               0               0      (7,800,000)
 03/17/97 -reverse split               (17,236,947)      17,237               0                0               0
 05/02/97 -cash ($0.01/sh.)              1,500,000        1,500         148,500                0               0         150,000
 05/30/97 -subscription ($0.01/sh.)        650,000          650          64,350          (59,681)              0           5,319
 06/20/97 -subscription ($0.01/sh.)        500,000          500          49,500          (50,000)              0               0
 06/30/97 -writeoff subscription                 0            0          (7,000)           7,000               0               0
 Net loss                                        0            0               0                0        (381,833)       (381,833)
 BALANCE, JUNE 30, 1997                  4,294,050        4,294         545,896         (416,054)         24,455
 Capital transactions:
 07/22/97 -subscription ($0.001/sh )     2,400,000        2,400               0           (2,400)              0               0
 07/22/97 -reverse split                (3,347,025)      (3,347)          3,347                0               0               0
 07/22/97 -services ($0.001/sh.)         3,500,000        3,500               0                0               0           3,500
 09/12/97 -reverse split                (6,162,322)      (6,162)          6,162                0               0               0
 09/12/97 -cancellation                   (497,670)        (498)            498                0               0               0
 09/12/97 -services ($0.25/sh.)          3,145,004        3,145         783,105                0               0         786,250
 09/12/97 -cash ($0.38/sh.)                150,000          150          57,350                0               0          57,500
 12/19/97 -cash ($1.50/sh.)                 33,333           33          49,967                0               0          50,000
 12/31/97 -stock split                   1,757,804        1,758          (1,758)               0               0               0
 01/15/98 -services ($1.06/sh.)             50,000           50          53,075                0               0          53,125
 02/13/98 -cash ($0.10/sh.)                350,000          350          34,650                0               0          35,000
 03/31/98 -cancellation                    (18,750)         (19)             19                0               0               0
 03/31/98 -writeoff subscription                 0            0        (112,081)         112,081               0               0
 04/09/98 -services ($0.10/sh.)          1,000,000        1,000          99,000                0               0         100,000
 04/23/98 -cash ($1.00/sh.)                 10,000           10           9,990                0               0          10,000
 04/25/98 -services ($1.00/sh.)            200,000          200         199,800                0               0         200,000
 04/30/98 -franchise                       100,000          100          99,900                0               0         100,000
 Net loss                                        0            0               0                0      (1,718,633)     (1,718,633)
 BALANCE, JUNE 30, 1998                  6,964,424    $   6,964    $  1,828,920     $          0    $ (2,134,687)       (298,803)
 Capital transactions:
 7/21/98  -cash ($2.25 per share)           33,000           33          74,217                0               0          74,250
 Net loss                                        0            0               0                0        (128,779)       (128,779)
 BALANCE, September 30, 1998             6,997,424        6,997       1,903,137                0      (2,263,466)       (353,332)
          (unaudited)
 Capital transactions:
 10/11/98 -cash ($2.00/sh.)                386,437          386         772,448         (109,983)              0         662,891
 Net loss                                        0            0               0                0        (308,022)
                                                                                                                        (308,022)
 BALANCE, December 31, 1998              7,383,861    $   7,383    $  2,675,625         (109,983)   $ (2,571,488)          1,537
          (unaudited)
 1/12/99 -subscription received                  0            0               0          109,983               0         109,983
 Net loss                                        0            0               0                0        (138,414)       (138,414)
 BALANCE, March 31, 1999                 7,383,861    $   7,383    $  2,675,625     $          0    $ (2,709,902)   $    (26,894)
          (unaudited)




    The accompanying notes are an integral part of the financial statements.

                           Internet Cable Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                   (Information with respect to Periods Ended
                     March 31, 1999 and 1998 is unaudited)

         Note 1. Summary of Significant Accounting Policies.

         The Company: Internet Cable Corporation is a development stage enterprise which conducts business from its headquarters in Charleston, South Carolina. The Company was organized under the laws of the State of Nevada on February 15, 1995. Internet Cable Corporation is in the process of entering the market for providing high-speed cable access to the Internet, to businesses and to individuals. The Company has concentrated its activities in the State of South Carolina, and substantially all of its sales and activities have been to one customer. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make assumptions that effect the reported amounts of assets and liabilities as of the dates of the balance sheets and statements of operations for the years then ended. Actual results may differ from these estimates. The financial statements for the years ended June 30, 1998 and 1997 include all adjustments which in the opinion of management, are necessary for fair presentation.

         a) Net loss per share. Net loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period adjusted for forward and reverse stock splits and share cancellations.

         b) Cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

         c) Fixed assets. Fixed assets are recorded at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the assets, generally five or seven years. Expenditures for maintenance and repairs are charged to operations as incurred.

         Note 2. Income taxes. At June 30, 1998 and 1997, the Company had net loss carry-forwards for income tax purposes of approximately $2,119,443 consisting of $1,851,443 in net operating losses and $268,000 in net capital losses, expiring as follows: $2,692 in 2010, $13,529 in 2011, $131,831 in 2012, and $1,703,389 in 2013 as to net operating loss carry forwards and $18,000 in 2001, $250,000 in 2002 as to net capital loss carry forwards. The amount recorded as deferred income tax asset as of June 30, 1998, $529,860, represents the amount of tax benefits of loss carry-forwards. The Company has established a $529,860 valuation allowance, as the Company has no history of profitable operations. The Company has not filed Federal or State Income Tax returns and may be subject to statutory penalties.

         At March 31, 1999 and 1998, the Company had net loss carry-forwards for income tax purposes of approximately $2,694,658 consisting of $2,426,658 in net operating losses and $268,000 in net capital losses, expiring as follows: $3,267 in 2010, $17,554 in 2011, $172,670 in 2012, and $2,233,165 in 2013 as to net operating loss carry forwards and $18,000 in 2001, $250,000 in 2002 as to net capital loss carry forwards. The amount recorded as deferred income tax asset as of March 31, 1999, $711,624, represents the amount of tax benefits of loss carry-forwards.

         Note 3. Loans and accrued interest receivable. The "fair value of the collateral" method was used to value an impaired note receivable with an outstanding principal balance of $117,884 plus accrued interest of $1,400 at June 30, 1997, because foreclosure was probable. The interest accrual was halted effective June 30, 1997, when it was determined that the note was impaired and a reserve for bad debt was established in the amount of $90,316 at that time. In addition to this note, there was an unrelated advance of $1,500 which was repaid after fiscal year end. The impaired note receivable for $117,884 was foreclosed on October 1, 1997 and the collateral was repossessed. The collateral had no value at the time of the repossession and the balance remaining owed was charged to bad debt expense.

         Note 4. Investment in marketable equity securities. In October 1995 the Company issued 5,000,000 shares of its common stock in exchange for 5,000,000 shares of Prime International Products, Inc. The two companies also entered into a licensing agreement for certain prepaid cellular technology owned by Prime. The Company valued the shares in the exchange at a discount from Prime's bid price per share, $6,750,000. In October, 1995, the Company issued 5,000,000 shares of its common stock and paid $250,000 in cash in exchange for 6,250,000 shares of PCT Prepaid Telephone, Inc., a company controlled by Prime. The Company valued the transaction at $875,000, which was determined from the last cash price for which PCT shares were traded plus the cash exchanged. In February, 1997, the Company returned the 10,000,000 shares in Prime and PCT because it was unable to commercially exploit the license. The share values originally set forth have been reversed against common stock and additional paid-in capital and cash paid was charged as a loss on disposal of marketable equity securities. The Company treated the return of Prime and PCT shares as having no economic consequence and thus no gain or loss. The Company treated the $250,000 in cash expended in the transaction as a complete economic loss.

         Note 5. Intangible assets.

         (a) Licensing rights. In June, 1996, the Company issued 4,000,000 shares of its common stock in exchange for the prepaid cellular telephone rights to certain additional geographic areas. These additional licensing rights were valued at $7,800,000 based on a discount to the market value of the Company's stock on that date. The Company failed to exploit these rights and the rights were canceled. The Company treated the cancellation of the rights and the forfeiture of the shares as having no economic value for the same reasons as described in Note 4 and, therefore, no gain or loss was incurred. The original transaction was reversed against common stock and additional paid-in capital at the time the licensing rights were canceled.

         (b) Franchise rights. In May 1998, the Company entered into an agreement with Carolina Communications Network, Inc. in which the Company has received certain franchise rights to the customer base of that company for a period of four years, along with other benefits. The Company is amortizing the agreement cost monthly for four years on a straight-line basis. The cost of the franchise was the fair market value of 100,000 shares of the company's common stock at $1.00 per share, which was the most recent value per share for shares issued by the company for cash.



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


         Note 6. Advances and accrued interest - related parties. During the year ended June 30, 1998, the company received advances from two related parties. A previous director and shareholder advanced $94,000 at 7%, which was subsequently repaid, and the President of the Company advanced $7,415 at no interest.

         During the period ended March 31, 1999, the President of the Company received advances of $26,400 at no interest.

         Note 7. Stockholders' equity. The Company has authorized 50,000,000 shares of $0.001 par value common stock, 5,000,000 shares of $0.001 par value Class A common stock and 5,000,000 shares of $0.001 par value preferred stock. On February 15, 1995, the Company issued 4,640,000 shares to the founders in exchange for $4,640 in cash. In May, 1995, the Company issued 1,000,000 shares of common stock for $17,000 in cash, net of offering costs. In early October, 1995, the Company issued 20,000,000 shares of common stock in exchange for a subscription receivable from a shareholder in the amount of $7,000. The Board of Directors approved a reverse stock split of 1 share for 11, for stockholders of record October 16, 1995. On October 24, 1995, the Company issued 13,000,000 shares for $260,000 in cash. The Company then issued 3,550,000 shares for $3,550 in cash. Also in October, 1995, the Company issued 5,000,000 shares and $250,000 in cash in exchange for the shares of PCT Prepaid Telephone, Inc. and the Company issued 5,000,000 shares in exchange for 5,000,000 shares of Prime International Products, Inc. In June 1996, the Company issued 4,000,000 shares in exchange for prepaid cellular telephone rights. The Company valued these transactions as described in Notes 3 and 4. The assets received in these transactions were returned or canceled in fiscal year ending June 30, 1997.

         In March, 1997, the Board of Directors approved a reverse stock split of 1 share for 20 shares. In May and June 1997, an additional 2,650,000 shares were issued of which 1,096,810 shares were subject to shareholder stock subscriptions receivable of $109,681. At June 30, 1997, the Company charged a shareholder stock subscription receivable of $7,000 to additional paid-in capital.

         The Board of Directors approved a stock subscription, on July 22, 1997, of 2,400,000 shares with Internet Marketing, Inc. and a previous acting, interim officer of the Company. In addition, the Board of Directors, on this date, approved a reverse stock split of 1 share for 2 shares. The Company issued 3,500,000 shares, on July 22, 1997, to the President of the Company in exchange for current and future services to be rendered. The Board of Directors approved a reverse stock split of 1 share for 10 shares on September 12, 1997. The Board of Directors approved a September 12, 1997 post split cancellation of 497,670 shares. The Board of Directors, on September 12, 1997, issued 3,145,000 shares to consultants, employees and officers of the Company, including 2,000,000 shares to the President, who returned his original 3,500,000 shares to the Company, and 1,000,000 shares to a consultant and acting Secretary in exchange for services rendered, valued at $0.25 per share, or $786,250, comparable to a recent cash sale of $0.38 per share and the quoted bid price per share of $0.17. Stock options issued to these persons were canceled at this time. Due to fractional shares, the total issued and outstanding was increased by 4 shares. The Company sold 150,000 shares for $57,500 cash. The Company, on December 19, 1997, then issued 33,333 shares for $50,000.00 in cash. The Company had a forward split of 3 shares for 2 shares on December 31, 1997. The Board of Directors, on January 15, 1998, issued 50,000 shares to various persons in exchange for services rendered, valued at $1.06 per share, or $53,125. The Company, on February 13, 1998, then issued 350,000 shares for $35,000 in cash. As described in Note 3, the Company canceled 18,750 post split shares to PCT Prepaid Telephone on March 30, 1998. In December 1997, the Company authorized options to purchase 800,000 shares of common stock at $.05 per share to consultants and key employees, which were subsequently canceled. The Board of Directors, on April 9, 1998, approved 1,000,000 shares for services rendered to a key Company employee and a member of the Board of Advisors, valued at $0.10 per share, the most recent prior cash price. The Company issued, on April 23, 1998, 10,000 shares for $10,000.00 in cash. On April 25,
         1998, the Company issued 200,000 shares to the President valued at $1.00 per share. The Company entered into a strategic alliance with Carolina Communications Network, Inc. on April 30, in exchange for 100,000 shares, valued at $1.00 per share. The Company on July 21, 1998 issued 33,000 shares for $74,250 in cash as part of a 504 Regulation D offering. In continuation of the 504 Regulation D offering, $386,437 shares were issued at $2.00 per share from October 11 through January 12, 1999.



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



         Note 8. Commitments and contingencies. The company has entered into a long term lease for its office space. The lease is for three years commencing December 31, 1997, and ending November 30, 2000. The rent payment is $2,000 per month plus utility expenses.

         Note 9. Litigation - subsequent event. In September, 1997, two shareholders filed suit against the Company and a number of other defendants. On November 4, 1998, the Company settled this suit and it was dismissed, with prejudice.

         Note 10. Going concern. The Company incurred development stage losses of $2,119,443 since inception through June 30, 1998. Current liabilities exceed current assets by $428,975 and the Company is delinquent in payment of payroll taxes which may cause it to incur substantial penalties. At the date of the report, liability insurance and insurance on fixed assets had not been obtained. Currently, the Company is dependent on the success of two contracts for services. The Company is currently operating at a cost of approximately $240,000 annually and has obtained additional investor capital of $847,500 through sales of stock at $2.00 per share since July 1, 1998. The ability of the Company to continue as a going concern is dependent on the success of its contracts and on obtaining additional investor capital and financing sufficient to finance operations, pay payroll taxes and penalties, and obtain adequate insurance coverage. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

         The Company incurred development stage losses of $2,709,902 since inception through March 31, 1999. At this time, current liabilities exceed current assets by $194,221. The Company is currently operating at a cost of approximately $912,000 annually.


         ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE:

         Not applicable.

         ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS:

         (a)  Financial statements filed as part of this registration statement.

         1. Balance sheets at June 31, 1998 and 1997 and at March 31, 1999 and 1998.

         2. Statement of operations for the years ended June 31, 1998 and 1997 and for the nine month periods ended March 31, 1999 and 1998.

         3. Statement of cash flows for years ended June 30, 1998 and 1997 and the Period from February 15, 1995 (inception) Through June 30, 1998.

         4. Statement of changes in stockholder equity for Years Ended June 30, 1998 and 1997 and the Period from February 15, 1995 (inception) Through March 31, 1999.

         5.  Notes to financial statements

         (b)  Exhibits.

         3.1  Articles of Incorporation and amendments thereto

         3.2  Bylaws, as amended

         4.1  Specimen of stock certificate

         4.2  Specimen of common stock purchase option

         10.1  Agreements with US Cable Coastal-Texas, L.P.

         10.2 Cable System Installation Agreement with Intermark Associates V,
              LLC

         10.3  Agreement with Intermark Management, Inc.

         10.4  Agreement with Shangri-La Vacation & Exchange


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




                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 Internet Cable Corporation

 By:  /s/  Timothy R. Karnes
     ------------------------
 President and Chief Operating Officer                             May ___, 1999

/s/  J. Robert Jones
--------------------                                               May ___, 1999
 J. Robert Jones, Director and Secretary

 /s/  Michael L. Jones                                             May ___, 1999
----------------------
 Michael L. Jones, Director

 /s/ Timothy R. Karnes                                             May ___, 1999
-----------------------
 Timothy R. Karnes, Director, President
 and Principal Operating Officer

 /s/  Lisa B. Safford                                              May ___, 1999
----------------------
 Lisa B. Safford, Treasurer
 and Principal Financial and Accounting Officer



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